Attachment A

I hereby certify that the following resolutions were duly adopted on October 7, 2026 by a majority of the Board of Trustees who are not “interested persons”:

Resolutions: Consideration and Approval of the Fidelity Bond for Guardian Variable Products Trust (the “Trust”).

RESOLVED, that the form and amount of the fidelity bond, as presented to and discussed during this meeting, be, and it hereby is, approved on behalf of the Trust; and it is further RESOLVED, that the filing of an application to obtain the Fidelity Bond, as discussed at this meeting be, and it hereby is, authorized and approved in all respects; and it is further

RESOLVED, that the Board hereby approves the payment by the Trust, on behalf of each Fund, of the premium for coverage under the Fidelity Bond, in the amount described at this meeting; and it is further

RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to retain the Fidelity Bond on behalf of the Trust; and it is further

RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to cause each Fund to pay its ratable allocation of the annual premium payable with respect to the Fidelity Bond; and it is further

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to make filings with the SEC, in consultation with legal counsel to the Trust, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and it is further

RESOLVED, that the Trust’s officers be, and each hereby is, authorized and directed to amend the Fidelity Bond, in consultation with legal counsel to the Trust, and to execute such other documents as he or she may deem necessary or appropriate to effect the intent of the foregoing resolutions.

By:/s/ Larry Weiss
Name: Larry Weiss
Title: Treasurer
Guardian Variable Products Trust